Encana Announces Early Tender Results and Increase in the Aggregate Maximum Tender Amount

Calgary, Alberta (March 30, 2016) TSX, NYSE: ECA

Encana Corporation (“Encana” or the “Company”) today announced the early tender results of its previously announced offers to purchase for cash (collectively, the “Tender Offers” and each a “Tender Offer”) its outstanding senior notes listed in the table below (collectively, the “Notes”). The Company further announced that it has increased the aggregate amount that holders of the Notes are entitled to receive in the Tender Offers, excluding accrued and unpaid interest, from $250,000,000 to $400,000,000 (the “Aggregate Maximum Tender Amount”). Except for such increase in the Aggregate Maximum Tender Amount, all other terms and conditions of the Tender Offers remain unchanged. The Tender Offers are being made pursuant to the Company’s Offer to Purchase dated March 16, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer Documents”), which set forth in detail the terms and conditions of the Tender Offers.

The aggregate principal amounts of Notes validly tendered at or prior to 5:00 p.m., New York City time, on March 29, 2016 (the “early tender date”) are specified in the table below.

Title of Notes	CUSIP Number	Principal Amount Outstanding	Acceptance Priority Level	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted	Approximate Proration Factor	Total Consideration (per $1,000 Principal Amount of Notes Accepted)
5.15% Senior Notes due 2041	292505AK0	$400,000,000	1	$156,026,000	$156,026,000	100%	$750.00
6.50% Senior Notes due 2038	292505AG9	$800,000,000	2	$295,181,000	$295,181,000	100%	$850.00
6.625% Senior Notes due 2037	292505AE4	$500,000,000	3	$120,427,000	$37,737,000	31.3%	$850.00
6.50% Senior Notes due 2034	292505AD6	$750,000,000	4	$196,172,000	$0	0%	$850.00

As a result of the increase in the Aggregate Maximum Tender Amount, and in accordance with the acceptance priority levels specified in the table above and on the cover page of the Offer to Purchase, (i) all the 5.15% Senior Notes due 2041 and 6.50% Senior Notes due 2038 that were validly tendered at or prior to the early tender date will be accepted for purchase by the Company on March 30, 2016 (the “early settlement date”), (ii) the 6.625% Senior Notes due 2037 that were validly tendered at or prior to the early tender date will be prorated (at an approximate proration factor as specified in the table above) and accepted for purchase by the Company on the early settlement date and (iii) none of the 6.50% Senior Notes due 2034 that were validly tendered at or prior to the early tender date will be accepted for purchase by the Company. The Company reserves the right, but is under no obligation, to further increase the Aggregate Maximum Tender Amount at any time, subject to applicable law. If the Company further increases the Aggregate Maximum Tender Amount, it does not expect to extend the withdrawal deadline, which expired at 5:00 p.m., New York City time, on March 29, 2016 (the “withdrawal deadline”), subject to applicable law. Therefore, any Notes tendered prior to or after the withdrawal deadline may not be withdrawn unless otherwise required by applicable law.

The consideration for each $1,000 principal amount of Notes validly tendered and accepted for purchase on the early settlement date pursuant to the Tender Offers will be the applicable Total Consideration set forth in the table above, which includes an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase. All Notes validly tendered and accepted for purchase on the early settlement date will also receive accrued and unpaid interest on such Notes from the last interest payment date with respect to those Notes to, but not including, the early settlement date. All Notes purchased in the Tender Offers will be retired and cancelled by the Company.

The Tender Offers will expire at 12:00 midnight, New York City time, on April 12, 2016 (one minute after 11:59 p.m., New York City time, on April 12, 2016), unless extended by the Company (the “expiration date”). Unless the Company further increases the Aggregate Maximum Tender Amount prior to the expiration date, no Notes tendered after the early tender date will be accepted for purchase pursuant to the Tender Offers. If the Company further increases the Aggregate Maximum Tender Amount, the Company will purchase any Notes that have been validly tendered in the Tender Offers at or prior to the expiration date promptly following the expiration date, subject to the acceptance priority level, Aggregate Maximum Tender Amount, proration and other terms and conditions of the Tender Offers. The final settlement date, if any, is expected to occur on the first business day following the expiration date.

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The Company’s obligation to accept for purchase, and to pay for, Notes validly tendered in the Tender Offers is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer Documents.

The Company is funding the Tender Offers, including accrued and unpaid interest and fees and expenses payable in connection with the Tender Offers, with cash on hand and borrowings under its revolving credit facility.

Citigroup Global Markets Inc. (“Citigroup”) and Mitsubishi UFJ Securities (USA), Inc. (“MUFG”) are the Dealer Managers in the Tender Offers. Global Bondholder Services Corporation is the Depositary and Information Agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Citigroup at (toll free) (800) 558-3745 or (collect) (212) 723-6106 or MUFG at (toll free) (877) 744-4532 or (collect) (212) 405-7481. Request for the Offer Documents should be directed to Global Bondholder Services Corporation at (toll free) (866) 470-4300 or (collect) (212) 430-3774.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offers are being made only pursuant to the Offer Documents and only in such jurisdictions as is permitted under applicable law. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of the Company by the Dealer Managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

All dollar amounts in this news release are expressed in U.S. dollars.

DISCLAIMER

This news release must be read in conjunction with the Offer Documents. This news release and the Offer Documents contain important information which must be read carefully before any decision is made with respect to the Tender Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offers. None of the Company, its Board of Directors, the Dealer Managers, the Depositary and Information Agent, the trustee with respect to the Notes, or any of the Company’s or their respective affiliates, is making any recommendation as to whether holders should tender any Notes in response to the Tender Offers. Holders must make their own decision as to whether to participate in the Tender Offers, and, if so, the principal amount of Notes to tender.

Encana Corporation

Encana Corporation is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This news release contains certain forward-looking statements or information within the meaning of applicable securities legislation. Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected expiration date and final settlement date thereof; any potential additional increase to the Aggregate Maximum Tender Amount; the withdrawal deadline will not be extended; and the satisfaction or waiver of certain conditions of the Tender Offers.

Readers are cautioned against unduly relying on forward-looking statements which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. Risks and uncertainties that may affect these business outcomes include: risks related to the successful consummation of the Tender Offers; risk and effect of a downgrade in the Company’s credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; changes in or interpretation of laws or regulations; and other risks and uncertainties impacting the Company’s business as described from time to time in its most recent management discussion and analysis, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although the Company believes the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks

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and uncertainties referenced above are not exhaustive. Forward-looking statements are made as of the date of this document and, except as required by law, the Company undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Brendan.McCracken@encana.com Patti Posadowski (403) 645-2252 Patti.Posadowski@encana.com

Media contact:

Simon Scott

Vice-President, Communications

(403) 645-2526

Simon.Scott@encana.com

Jay Averill

Director, Media Relations

(403) 645-4747

Jay.Averill@encana.com

Doug McIntyre

Sr. Advisor, Media Relations

(403) 645-6553

Doug.McIntyre@encana.com

SOURCE: Encana Corporation

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